SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name:  John Hancock Hedged Equity & Income Fund

Address of Principal Business Office:

601 Congress Street
Boston, Massachusetts  02110

Telephone Number:  (617) 663-2844

Name and address of agent for service of process:

THOMAS M. KINZLER, ESQ.
601 Congress Street
Boston, Massachusetts 02210-2805

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:   YES [X]   NO [ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and Commonwealth of Massachusetts on the 16th of July, 2010.

JOHN HANCOCK HEDGED EQUITY & INCOME FUND
		By:	/s/ Keith F. Hartstein
Keith F. Hartstein
President
Attest:	/s/ Kinga Kapuscinski
Kinga Kapuscinski
Assistant Secretary